Exhibit 12.1

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,					Nine Months Ended May 31,	Three Months Ended May 31,
	2008	2007	2006	2005	2004	2009	2009
Income before Provision for Income Taxes	$25,991	$24,837	$35,823	$35,104	$35,210	$4,710	$8,674
Additions:
Fixed charges	4,038	6,026	5,307	3,649	2,528	1,980	553

Total Earnings	$30,029	$30,863	$41,130	$38,753	$37,738	$6,690	$9,227

Fixed Charges
Interest expense	$3,081	$5,218	$4,641	$2,935	$1,878	$1,480	$402
Preferred stock dividends	—	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—	—
Estimate of interest portion of rental expenses	957	808	666	714	650	500	151

Total Fixed Charges	$4,038	$6,026	$5,307	$3,649	$2,528	$1,980	$553

Ratio of Earnings to Fixed Charges	7.4	5.1	7.8	10.6	14.9	3.4	16.7

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.4	5.1	7.8	10.6	14.9	3.4	16.7